UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-29500

ARGOSY MINERALS INC.
(Exact name of registrant as specified in its charter)

21658 – 50B Avenue

Langley, British Columbia, Canada V3A 8W8

(604) 418-5411
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

            Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.

Argosy Minerals Inc. (“Argosy”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about December 1, 1997, being the date that was sixty days after its predecessor, Calliope Metals Corp., filed a Registration Statement on Form 20-F with the Securities and Exchange Commission (the “Commission”) to register its common shares, no par value (the “Common Shares”) under Section 12(g) of the Exchange Act.  The Registration Statement on Form 20-F was initially filed with the Commission on October 2, 1997.

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 17, 2009.

Item 2.

Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended.

Item 3.

Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its Common Shares on the Australian Stock Exchange (the “ASX”), the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for the Common Shares, in Australia (the “Primary Jurisdiction”), under the symbol “AGY”.

B.

The date of the initial listing of the Common Shares on the ASX was June 6, 1997.  The Common Shares have been listed on the ASX since such date.  Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

For the period commencing on December 24, 2008 and ended on and including December 23, 2009 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was approximately 96%.  As such, the primary trading market is larger than the trading market for the Common Shares in the United States as of the Recent Trading Period.

Item 4.

Comparative Trading Volume Data

A.

The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act is December 24, 2008 and the last day of such Recent Trading Period is December 23, 2009.

B.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States was approximately 1,429 Common Shares and on a worldwide basis was approximately 35,308 Common Shares.

C.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 4%.

D.

The Common Shares have never been admitted to trade on, nor been delisted from, a national securities exchange or inter-dealer quotation system in the United States.

E.

The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.

The primary source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 was Yahoo Finance, made available on the Internet at http://finance.yahoo.com.  The source of Pink Sheets trading volume information was Google Finance, made available on the Internet at http://www.google.com/finance, as such information was not available from Yahoo Finance.

Item 5.

Alternative Record Holder Information

Not applicable.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.

As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on January 29, 2010 (the “News Release”), disclosing its intent to terminate its reporting obligations under Section 13(a) of the Exchange Act.

B.

The News Release was disseminated in the United States via Marketwire.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The address of the electronic information delivery system on which the Company will publish the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.

Exhibits

Exhibit No.

Description

99.1

News Release of the Company dated January 29, 2010.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Argosy Minerals Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Argosy Minerals Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ARGOSY MINERALS INC.

Per:

________________________
            Cecil R. Bond

Director

Dated:

January 29, 2010

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